October 8, 2024

Michael B. Hoffman
Chief Executive Officer
Translational Development Acquisition Corp.
c/o 151 W. 42nd Street, 49th Floor
New York, NY10036

       Re: Translational Development Acquisition Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 12, 2024
           CIK No. 0001926599
Dear Michael B. Hoffman:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1.     Please define completion window on the cover page. See Item 1602(a)(1)
of
       Regulation S-K.
 October 8, 2024
Page 2
2. We note your disclosure on page 4. Please provide disclosure related to compensation on the cover page that includes the anti-dilution adjustment to the founder shares, the payment for office space, the amount of loan reimbursements, the private placement warrants issuance, and the price paid for the private placement warrants. Disclose whether this compensation and securities issuance may result in a material dilution of
       the purchasers    equity interests. Provide a cross-reference,
highlighted by prominent
       type or in another manner, to the locations of related disclosures in the prospectus. See
       Item 1602(a)(3) of Regulation S-K.
Experience with Special Purpose Acquisition Vehicles, page 9

3. In this section and elsewhere in the filing where you describe prior experience, please disclose the date that Northern Genesis Acquisition Corp. I merged with The Lion
       Electric Company and when it began trading on the NYSE. With respect to Northern
       Genesis Acquisition Corp. II, describe the merger with Embark Technology, Inc. and its subsequent merger with Applied Intuition, Inc. Finally, describe the liquidation of
       Northern Genesis Acquisition Corp. III. See Item 1603(a)(3) of Regulation S-K.
Summary
Initial Business Combination, page 10

4. Please clarify the language in the last paragraph on page 11 as it relates to the indications of interest by the sponsor.
Conflicts of Interest, page 39

5. Please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also disclose the conflicts of interest relating to the repayment of loans and the reimbursements of expenses that will be paid upon completion of a business combination. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with your sponsor, officers or directors, and/or non-managing sponsor investors. See Item 1602(b)(7) of Regulation S-K.
6. Please provide the basis for your statement, here and elsewhere in the prospectus, that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete a business combination.
Risk Factors
The non-managing sponsor investors have expressed an interest . . ., page 83

7. Please disclose the potential conflicts of interest with the non-managing sponsor investors in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement warrants, and the ability to pursue a business combination with a company that is affiliated with the non-managing sponsor investors, as noted on page
       12.
 October 8, 2024
Page 3
Dilution, page 102

8. Please expand your disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares' anti-
       dilution rights and shares that may be issued in connection with the closing of your initial business combination. See Item 1602(c) of Regulation S-K.

Experts, page 212

9. Your disclosure refers to the period from April 19, 2022 (inception) through June 30,
       2024. It does not appear that this period is consistent with the period audited by
       WithumSmith+Brown, PC. Please revise to disclose the correct period. Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Warrant Instruments, page F-11

10. We note you have concluded that the Private Placement Warrants will qualify for equity accounting treatment. Please provide us with your analysis under ASC 815-40 to support your prospective accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure in Note 7 on page F-18
       that    [i]f the Private Warrants are held by someone other than the initial purchasers or
       their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public
Warrants."
General

11. Please disclose the address of your principal executive offices on the registration statement cover page and throughout the filing, as applicable.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-
551-3713 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   William N. Haddad